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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                         Commission File Number 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)

                               18 Zhangjiang Road
                                 Pudong New Area
                                 Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

                              Form 20-F X   Form 40-F
                                        --

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

                              Yes       No X
                                  ---     --

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

                              Yes       No  X
                                   ---      --

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

                              Yes       No  X
                                   ---      --

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-       )
                                                -------

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Semiconductor Manufacturing International Corporation (the "Registrant") is
furnishing under the cover of Form 6-K:

Exhibit 99.1: an announcement dated March 15, 2004 and published in the newspapers in Hong Kong on March 15, 2004, announcing the issue price in Hong Kong for the Registrant's initial public offering.

Exhibit 99.2: an announcement published in the newspapers in Hong Kong on March
              16, 2004, announcing the clarification of certain inaccurate statements made at a press conference in Hong Kong.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Semiconductor Manufacturing
                                    International Corporation


                                    By: /s/ Richard R. Chang
                                        --------------------------------------
                                        Name:   Richard R. Chang
                                        Title:  Chairman of the Board, President
                                                and Chief Executive Officer

Date: March 19, 2004

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                                  EXHIBIT INDEX

Exhibit       Description
-------       -----------

99.1: an announcement dated March 15, 2004 and published in the newspapers in Hong Kong on March 15, 2004, announcing the issue price in Hong Kong for the Registrant's initial public offering.

99.2: an announcement published in the newspapers in Hong Kong on March 16, 2004, announcing the clarification of certain inaccurate statements made at a press conference in Hong Kong.